UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc

550 Bowie Street

Austin, Texas 78703-4677

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Independent Auditors’ Report

To the Benefit Plan Committee

Whole Foods Market Growing Your

Future 401(k) Plan

Austin, Texas

We have audited the accompanying statement of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. The financial statements of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2004 were audited by other auditors whose report, dated June 22, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2005, and the changes in its financial status for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants

May 3, 2006

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments	$160,854,167	$116,683,206

Receivables:
Employer contribution	2,235,732	2,248,924
Other	24,169	2,062

Total receivables	2,259,901	2,250,986

Total assets	163,114,068	118,934,192

Liabilities
Excess contributions payable	110,903	1,699
Expenses payable	8,243	8,289

Total liabilities	119,146	9,988

Net assets available for benefits	$162,994,922	$118,924,204

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to:
Contributions:
Employee	$18,430,162
Employer	2,234,546
Rollovers	1,724,291

Total contributions	22,388,999

Investment income:
Net appreciation in fair value of investments	28,972,405
Dividends and interest	703,563

Total investment income	29,675,968

Total additions	52,064,967

Deductions from net assets attributed to:
Benefits paid to participants	(7,689,363)
Administrative expenses	(477,945)

Total deductions	(8,167,308)

Net increase	43,897,659

Transfer in of net assets	173,059

Net assets available for benefits at beginning of year	118,924,204

Net assets available for benefits at end of year	$162,994,922

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed 1 year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 50% of pretax compensation as defined in the Plan up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution as determined by the Board of Directors. In 2005, the Company made a matching contribution to each eligible participant equal to 35.6% of the first $1,000 of employee contributions (44.6% in 2004). The Company’s matching contribution may be made in the form of Whole Foods Market, Inc.’s common stock or in cash. In accordance with federal tax law, contributions are subject to limitations imposed by the Internal Revenue Service (“IRS”).

For 2005, the matching contribution was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms range from one to five years, except for any loan used to acquire a principal residence for the participant. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Beginning in 2005, any balance under $5,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets. During 2005, approximately $69,000 of unallocated forfeitures were used to reduce Plan expenses. The forfeitures had been in the Plan for a number of years and resulted from a prior vesting schedule in which participants were not automatically 100% vested. There are no remaining unallocated forfeitures at December 31, 2005.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. Shares held in bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares of Whole Foods Market, Inc. are reported at fair value, based on quoted prices in active markets. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are separately identified below:

	December 31,
Description of Investment	2005	2004
Whole Foods Market, Inc. – common stock fund	$63,385,865	$34,955,793
PIMCO Total Return Fund	—	6,310,320
Vanguard Institutional Index Fund	12,644,187	11,764,001
Fidelity Capital Appreciation Fund	12,496,153	11,563,430
Fidelity Small Cap Stock Fund	9,767,409	8,998,298
Fidelity Managed Income Portfolio Fund	10,940,959	10,945,538

	$109,234,573	$84,537,380

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

3. Investments (continued)

During 2005, the Plan’s investments appreciated in fair value by $28,972,405 as follows:

Mutual funds	$5,635,128
Common stock	23,337,277

$28,972,405

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“FMTC”). FMTC is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to approximately $478,000 for the year ended December 31, 2005.

5. Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

6. Tax Status

The IRS has determined and informed the Company, by a letter dated March 14, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$162,994,922	$118,924,204
Excess contributions payable	110,903	—
Other	881	—

Net assets available for benefits per the Form 5500	$163,106,706	$118,924,204

The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2005 to the Form 5500:

Net increase per financial statements	$43,897,659
Plus excess contributions payable	110,903
Plus other	881

Net income per the Form 5500	$44,009,443

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) - Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	Whole Foods Market, Inc.	Common stock fund		$63,385,865

	Vanguard	Institutional Index Fund		12,644,187

	Fidelity*	Capital Appreciation Fund		12,496,153

	Fidelity*	Small Cap Stock Fund		9,767,409

	Fidelity*	Managed Income Portfolio Fund		10,940,959

	Fidelity*	Brokerage Link Fund		1,235,675

	PIMCO	Total Return Fund – Administrative		7,003,473

	Fidelity*	Diversified International Fund		5,820,012

	Fidelity*	Contrafund		5,702,246

	Domini	Social Equity Fund		4,671,832

	American	Century Large Company Value Fund		4,334,340

	Fidelity*	Freedom 2020 Fund		3,415,699

	Fidelity*	Freedom 2030 Fund		3,284,702

*	Party-in-interest.

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) - Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2005

(Continued)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	Fidelity*	Freedom 2010 Fund		$2,982,192

	Fidelity*	Capital and Income Fund		2,877,651

	American	New Perspective Fund – R4		1,389,115

	American	Advantage Small Cap Fund		1,045,892

	Fidelity*	Freedom 2040 Fund		1,017,908

	Fidelity*	Freedom Income Fund		586,477

	Fidelity*	Freedom 2025 Fund		423,051

	Fidelity*	Freedom 2035 Fund		372,673

	Fidelity*	Freedom 2015 Fund		368,336

	Fidelity*	Freedom 2005 Fund		33,856

	Fidelity*	Retirement Government Money Market Fund		8,938

	—	Participant loans (Various interest rates ranging from 5.0% to 10.5%)		5,045,526

*	Party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 28, 2006	By:	/s/ Paula Labian
Paula Labian
Global Vice President – Team Member Services
Whole Foods Market, Inc.